UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission File Number 000-49752

SIN Holdings, Inc.
(Exact name of small business issuer in its charter)

Colorado	84-1570556
(State of incorporation)	(I.R.S. Employer Identification No.)

2789 S. Lamar Street, Denver, CO 80227 (Address of principal executive offices) (303) 763-7527 (Issuer’s telephone number, including area code)

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SIN HOLDINGS, INC.
(A Colorado Corporation)

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

May 18, 2010

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of SIN Holdings, Inc. (“SIN”, or the “Company”).  It is being mailed on or before May 18, 2010 to all persons who are holders of record of the Company’s common stock as of the date of the mailing.  The information included in this Information Statement regarding the person(s) designated to become director(s) of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

We,” “us,” “our,” and the “Company” refer to SIN Holdings, Inc., a Colorado corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only.  You are urged to read this Information Statement carefully.  However, no action on your part is sought or required.

SUMMARY OF THE PURCHASE AGREEMENT

On May 18, 2010, the Board of Directors of the Company approved the execution of a Stock Purchase Agreement dated May 18, 2010 (the "Agreement") between the majority shareholder, Desert Bloom Investments and James Vandeberg.

Pursuant to the terms of the Agreement, Desert Bloom Investments, Inc. sold all of their interest in the Company, approximately 6,000,000 shares of its Common Stock to James Vandeberg (the "Agreement"). James Vandeberg owns approximately 82.4% of the Company's issued and outstanding Common Stock.

In connection with the Agreement, the Company agreed to appoint James Vandeberg, to the Company’s Board of Directors.

This appointment is subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934.  This Schedule 14f-1 will be mailed to the stockholders on or about May 18, 2010.  The 10-day waiting period is expected to conclude on or about May 28, 2010. On May 18, 2010, all of the Company’s officers resigned their positions and James Vandeberg was appointed as Chief Executive Officer of the Company.  Steve Sinohui will remain as a director of the Company but will resign as a director at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

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MANAGEMENT

The Directors and Executive Officers currently serving the Company are as follows:

Name                                                       Age                                         Positions held and tenure

James Vandeberg                                  66                                            Sole Officer/Director Nominee
Steve Sinohui                                        61                                            Sole Director

Biographical Information

James Vandeberg

James Vandeberg is an attorney in Seattle, Washington. He specializes in corporate finance with an emphasis on securities and acquisitions. He was counsel and secretary to two NYSE companies. Mr. Vandeberg is a member and former Director of the American Society of Corporate Secretaries. He graduated from NYU Law School in 1969 where he was a Root-Tilden Scolar and holds a BA degree in accounting. Mr. Vandeberg is a director of REGI US, Inc., IAS Energy, Inc. and ASAP Holdings, Inc., all of which are reporting companies on the OTCBB.

Steven Sinohui

Steve S. Sinohui has served as the President, the Treasurer, the Secretary and a director of SIN Holdings and Senior-Inet since the inception of both companies on November 27, 2000. Since 2005, Mr. Sinohui has been a supervisor with UPS Cartage Services International in Denver, Colorado. Mr. Sinohui served as a broker for Urban Companies, a Lakewood, Colorado corporation from 1994 to 2005, where he was involved in locating and securing commercial real estate opportunities, listing and selling residential and commercial real estate and property management. From 1989 to 1994, Mr. Sinohui served as a project manager for ATMA, Inc., a distributor of medical supplies, where he supervised and directed the physical inventory and asset management of capital equipment, evaluated and supervised the development and implementation of computer programs and equipment, including database and inventory management software and equipment, and managed over 80 multiple-site inventory personnel. From 1983 to 1987, Mr. Sinohui served as the Vice President of Marketing for the National OTC Stock Journal, a national finance newspaper, which covered the over-the-counter stock market. During his tenure with the National OTC Stock Journal, Mr. Sinohui developed a marketing and promotional program, which included long-term advertising campaigns for national and international clients. Mr. Sinohui also planned, organized and developed sales for three national financial trade shows, which were teleconferenced to over twenty cities. The trade shows presented a format for investors to interact with executive officers of publicly-held companies from the United States, Canada and Europe. Mr. Sinohui attended Phoenix College, Phoenix, Arizona, with a curriculum in broadcasting and journalism, from 1966 to 1969.

Compliance with Section 16(a) of the Exchange Act.

The Company’s current director will file a Statement of Changes in Beneficial Ownership on Form 4.  As of the date of this Information Statement, neither of the Company’s newly appointed officers has filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company’s Board of Directors.

Name                                                       Age                                         Positions held and tenure

James Vandeberg                                  66                                             Sole Officer/Director

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The director named above will serve until the first annual meeting of the Company’s stockholders following completion of the Securities Purchase transaction or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following completion of the Securities Purchase transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current director to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

James Vandeberg – Director Nominee. (See above)

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of SIN Holdings, Inc., of all executive officers and directors of SIN Holdings, Inc. as a group, and of each person known by SIN Holdings, Inc. to be a beneficial owner of 5% or more of its Common Stock.  The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company’s common stock following completion of the Securities Purchase transaction.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of SIN Holdings, Inc., except as may be otherwise noted.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Owner	Percentage of Class of Stock
James Vandeberg (Sole Officer/Director Nominee) 601 Union Street, Suite 4500 Seattle, WA 98101	Common	6,000,000	82.44%
	Preferred	100,000	100%

Steven Sinohui (Sole Director)	Common	-	0%

All directors and officers as a group (2 people)	Common Stock	6,000,000	82.44

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT
Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the 2008, 2009, and 2010 fiscal years, paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level.

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Name and Principal Position	Yr.	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)
James Vandeberg Sole Officer / Director Nominee	2007 2008 2009 2010	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0
Steven Sinohui Sole Director / Former Officer	2007 2008 2009 2010	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions described above, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s presently proposed transaction which, in either case, has affected, or will materially affect the Company.  Neither the Company’s director or officer, nor are the proposed Company director indebted to the Company.

As permitted by Colorado law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Colorado, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

      Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the Closing of the Transaction. Additional information about the Agreement will be contained in the Company's Current Report on Form 8-K, which is anticipated to be filed with the Commission regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIN HOLDINGS, INC.

                                        By: /s/Steve Sonohui
                                           -------------------------------------
                                           Steve Sinohui
Sole Director

                                        By: /s/James Vandeberg
                                           -------------------------------------
                                           James Vandeberg
Sole Officer

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